Filed by AXA
                         Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12 and 14d-2
                                     under the Securities Exchange Act of 1934

                                          Subject Company: AXA Financial, Inc.
                                                  Commission File No.: 1-11166

                                                               August 30, 2000